UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VOLCOM, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
92864N 10 1
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

SCHEDULE 13G

CUSIP No.	92864N 10 1

1	NAMES OF REPORTING PERSONS: MALCOLM TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,237,399[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,237,399[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,237,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.36%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[1]	James J. Peters, Jr., as the trustee of the Malcolm Trust, and Stephanie Kwock, the trustor and beneficiary of the Malcolm Trust, may be deemed to share investment and voting power over the securities held by the trust.

[2]	Based on 24,214,120 shares of the Issuer’s Common Stock outstanding as of January 17, 2006.

Page 2 of 7 pages

SCHEDULE 13G

CUSIP No.	92864N 10 1

1	NAMES OF REPORTING PERSONS: STEPHANIE KWOCK

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,237,399[3]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,237,399[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,237,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.36%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[3]	Stephanie Kwock is the trustor of the Malcolm Trust, has the power to revoke the trust, and on occasion may influence the voting and investment decisions made with respect to the shares held by the Malcolm Trust.

[4]	Based on 24,214,120 shares of the Issuer’s Common Stock outstanding as of January 17, 2006.

Page 3 of 7 pages

SCHEDULE 13G

CUSIP No.	92864N 10 1

1	NAMES OF REPORTING PERSONS: JAMES J. PETERS, JR.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,237,399[5]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,237,399[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,237,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.36%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[5]	James M. Peters, Jr. is the trustee of the Malcolm Trust and has the power to vote and dispose of the shares held by the Malcolm Trust. Stephanie Kwock, the trustor and beneficiary of the Malcolm Trust, on occasion may influence the voting and investment decisions made with respect to the shares held by the Malcolm Trust.

[6]	Based on 24,214,120 shares of the Issuer’s Common Stock outstanding as of January 17, 2006.

Page 4 of 7 pages

Item 1.
(a)	Name of Issuer: VOLCOM, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1740 Monrovia Avenue Costa Mesa, California 92627
Item 2.
(a)	Name of Persons Filing:
(1)	MALCOLM TRUST

(2)	STEPHANIE KWOCK
(b)	Address of Principal Business Office:

3 San Joaquin Plaza, Suite 215 Newport Beach, CA 92660

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities: COMMON STOCK, $0.001 par value per share

(e)	CUSIP Number: 92864N 10 1

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.	Ownership.
     See Item 5 through 9 and 11 of cover pages as to each reporting person

Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

Page 5 of 7 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MALCOLM TRUST
Date: January 29, 2006	By:	/s/ James M. Peters
JAMES M. PETERS
Trustee

Page 6 of 7 pages

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with the other reporting person of the attached statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of Volcom, Inc. and that this Agreement be included as an Exhibit to such joint filing.
     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement on January 29, 2006.

/s/ Stephanie Kwock
STEPHANIE KWOCK

Page 7 of 7 pages